June 26, 2012

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Penn Virginia Resource Partners, L.P.

Registration Statement on Form S-3

Filed May 31, 2012

File No. 333-181807

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 8-K filed May 7, 2012

File No. 1-16735

Dear Mr. Schwall,

On behalf of Penn Virginia Resource Partners, L.P. (“PVR”), we hereby acknowledge receipt of the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 13, 2012, relating to the above captioned filings (the “Comment Letter”).

We are working with PVR to prepare a response to the Comment Letter. The Comment Letter includes comments relating to the financial statements of Chief Gathering LLC (“Chief”), which has been recently acquired by PVR, but was not owned by PVR at the time such financial statements were prepared or during the periods presented therein. In light of travel and other commitments of certain members of Chief’s former management and the accounting firm that was engaged by Chief to audit such financial statements, whose input is essential to preparing PVR’s response to the Staff, PVR will be delayed in furnishing its response to the Staff. PVR respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and gather input from the appropriate resources to consider the Staff’s comments. PVR expects to file all responses to the comments in the Comment Letter no later than Monday, July 16, 2012.

Sincerely,

/s/ Adorys Velazquez
Adorys Velazquez
Vinson & Elkins L.L.P.

cc:	Bruce D. Davis, Jr. (Penn Virginia Resource Partners, L.P.)